April 2, 2019

Gordon Lee
Chief Executive Officer
AGBA Acquisition Ltd.
Room 1108, Eleventh Floor
New Mandarin Plaza, 14 Science Museum Road
Tsimshatsui East, Kowloon
Hong Kong

       Re: AGBA Acquisition Ltd.
           Draft Registration Statement on Form S-1
           Filed on March 11, 2019
           CIK No. 0001769624

Dear Mr. Lee:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, filed on March 11, 2019, CIK no. 0001769624

Background and Competitive Advantages, page 2

1. Please revise the first paragraph to clarify that the management team you reference may not remain with the company following any business combination transaction.
Risk Factors, page 17

2. We note that you plan to focus on operating businesses that have their principal operations in China, in the healthcare, education, entertainment, and financial services. Please provide more fulsome risk factor disclosure relating to the principal risks the company
 Gordon Lee
AGBA Acquisition Ltd.
April 2, 2019
Page 2
      may face by virtue of operating in China, including in some instances in industries that are on the prohibited list. As necessary, please provide risk factor disclosure relating to the possibility of employing a VIE structure to conduct your operations.
General

3. We note references to third-party market data throughout your draft prospectus, including for example at page 2, where you reference several reports, including those prepared by
      Trading Economics and McKinsey & Company. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Please advise us if any of the reports cited within your prospectus were commissioned by the company.
4. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
        You may contact Charles Eastman, Staff Accountant, at 202-551-3794, or Robert S.
Littlepage, Accountant Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste M. Murphy, at 202-551-3257, with any other questions.



                                                            Sincerely,
FirstName LastNameGordon Lee
                                                            Division of
Corporation Finance
Comapany NameAGBA Acquisition Ltd.
                                                            Office of
Telecommunications
April 2, 2019 Page 2
cc:       Giovanni Caruso
FirstName LastName